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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM 15

               Certification and Notice of Termination of Registration
                    under Section 12(g) of the Securities Exchange
                      Act of 1934 or Suspension of Duty to File
                Reports Under Sections 13 and 15(d) of the Securities
                                Exchange Act of 1934.

                                                  Commission File Number 1-10756
                                                                         -------

                               Carlisle Plastics, Inc.
                               -----------------------
                (Exact name of registrant as specified in its charter)

                   1314 North Third Street, Phoenix, Arizona  85004
                   ------------------------------------------------
                                    (602) 407-2100
                                    --------------
            (Address, including zip code, and telephone number, including area code, of registrant's
                             principal executive offices)


                       Common Stock, par value $0.01 per share
                         Senior Variable Rate Notes Due 1997
                      10.25% Senior Notes Due 1997, Issued 1992
                      10.25% Senior Notes Due 1997, Issued 1994
                      -----------------------------------------
               (Title of each class of securities covered by this Form)

                                        None
                       ---------------------------------------
             (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [x]      Rule 12h-3(b)(1)(ii)     [ ]
               Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)      [ ]
               Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii)     [ ]
               Rule 12g-4(a)(1)(ii) [ ]      Rule 15d-6               [ ]
               Rule 12h-3(b)(1)(i)  [x]

     Approximate number of holders of record as of the certification or notice date;

               Common Stock, par value $0.01 per share           1
               Senior Variable Rates Notes Due 1997              3
               10.25% Senior Notes Due 1997, Issued 1992        14
               10.25% Senior Notes Due 1997, Issued 1994         1

          Pursuant to the requirements of the Securities Exchange Act of 1934, Carlisle Plastics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     DATE:  October 17, 1996                 CARLISLE PLASTICS, INC.

                                             By:/s/ Mark H. Swartz
                                                --------------------
                                                Name:  Mark H. Swartz
                                                Title: Vice President